FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

         6 February 2019

HSBC HOLDINGS PLC

DIVIDEND ON PREFERENCE SHARES

A quarterly dividend of $15.50 per 6.20% non-cumulative US Dollar Preference Share, Series A ("Series A Dollar Preference Share"), (equivalent to a dividend of $0.3875 per Series A American Depositary Share ("ADS"), each of which represents one-fortieth of a Series A Dollar Preference Share), and £0.01 per Series A Sterling Preference share is payable on 15 March, 15 June, 15 September and 15 December 2019 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc.

Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 15 March 2019 to holders of record on 28 February 2019.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06 February 2019